Exhibit 12.1

Progenics Pharmaceuticals, Inc.

Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Determination of earnings (loss):
Income (loss) from operations	$(34,021)	$(35,431)	$10,381	$(69,820)	$(30,612)	$(44,672)
Add:
Fixed charges	616	410	695	709	555	594
Earnings (loss), as adjusted	$(33,405)	$(35,021)	$11,076	$(69,111)	$(30,057)	$(44,078)
Fixed charges:
Estimate of interest within rental expense	616	410	695	709	555	594
Fixed charges	$616	$410	$695	$709	$555	$594
Preferred stock dividends	$—	$—	$—	$—	$—	$—
Ratio of earnings (loss) to fixed charges and preferred stock dividends	*	*	16	*	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$34,021	$35,431	$—	$69,820	$30,612	$44,672

(1)	For the years ended 2008 through 2010 and 2012 and for the nine months ended September 30, 2013, the Company’s coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.